EXHIBIT (7)(b)
JOHN HANCOCK INVESTMENT TRUST II
101 Huntington Avenue
Boston, MA 02199
John Hancock Funds, Inc.
101 Huntington Avenue
Boston, MA 02199
Ladies and Gentlemen:
     Pursuant to Section 14 of the Distribution Agreement dated as of November 13, 1996 between John Hancock Investment Trust II (the “Trust”) and John Hancock Funds, Inc., please be advised that the Trust has established a new series of its shares, namely, John Hancock Special Value Fund (the “Fund”), and please be further advised that the Trust desires to retain John Hancock Funds, Inc. to serve as distributor and principal underwriter under the Distribution Agreement for the Fund.
     Please indicate your acceptance of this responsibility by signing this letter as indicated below.

JOHN HANCOCK FUNDS, INC.		JOHN HANCOCK INVESTMENT TRUST II

By:	/s/ Edward J. Boudreau, Jr.	By:	/s/ Anne C. Hodsdon

	Chairman, President & CEO		President
Dated: October 31, 1998